Exhibit 11. Statement re computation of per share earnings

	First quarter ended	First quarter ended
	December 31, 2002	December 31, 2001

Net loss in thousands	$(507)	$(1,634)

Weighted average shares outstanding	15,488,886	15,624,502

Assumed exercise of stock options, weighted average of incremental shares	—	—

Assumed purchase of stock under stock purchase plan, weighted average	—	—

Diluted shares – adjusted weighted-average shares and assumed conversions	15,488,886	15,624,502

Basic loss per share	$(0.03)	$(0.10)

Diluted loss per share	$(0.03)	$(0.10)